SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              QUANTA SERVICES, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    74762E102
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                                 (CUSIP Number)

                                  JOHN N. SMITH
                              SENIOR VICE PRESIDENT
                               WACHOVIA BANK, N.A.
                              101 NORTH MAIN STREET
                       WINSTON-SALEM, NORTH CAROLINA 27150
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 MARCH 13, 2002
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             (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule
            13G to report the acquisition that is the subject of this
              Schedule 13D, and is filing this schedule because of
        Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]


    NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                       (Continued on the following pages)

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     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    THE QUANTA SERVICES, INC. STOCK EMPLOYEE COMPENSATION TRUST, WITH WACHOVIA BANK, N.A., AS TRUSTEE

                    I.R.S. IDENTIFICATION NUMBER: 56-2281083

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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  |_|
                                                                 (b)  |X|


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     3      SEC USE ONLY                                              |_|
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     4      SOURCE OF FUNDS
               SC, OO

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     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                            |_|

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     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                DELAWARE
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 NUMBER OF     7     SOLE VOTING POWER
                        0
  SHARES
               -----------------------------------------------------------------
 BENEFICIALLY  8     SHARED VOTING POWER
                         8,000,000
  OWNED BY     -----------------------------------------------------------------
               9     SOLE DISPOSITIVE POWER
   EACH                  0
               -----------------------------------------------------------------
 REPORTING     10    SHARED DISPOSITIVE POWER
                         8,000,000
PERSON WITH
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     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                         8,000,000
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     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                 |_|
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     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         11.77% AS OF 3/20/02
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     14      TYPE OF REPORTING PERSON*
                         EP, OO
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                                       -2-

                  The filing of this statement on Schedule 13D by the Quanta Services, Inc. Stock Employee Compensation Trust (the "Trust") does not constitute, and should not be construed as, an admission that Wachovia Bank, N.A., as trustee of the Trust (the "Trustee"), beneficially owns any securities covered by this Statement or is required to file this Statement. In this connection, the Trustee disclaims beneficial ownership of the securities covered by this Statement.

Item 1.           Security and Issuer.
                  -------------------

                  The class of equity securities to which this Statement relates is the Common Stock, $.00001 par value (the "Common Stock"), of Quanta Services, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1360 Post Oak Blvd., Suite 2100, Houston, Texas 77056.

Item 2.       Identity and Background.
              -----------------------

                  This Statement is being filed by the Trust. The business address of the Trust is c/o Wachovia Bank, N.A., 101 North Main Street, Winston-Salem, North Carolina 27150. The address of the Trustee is 101 North Main Street, Winston-Salem, North Carolina 27150. The Trust is a trust organized under the laws of the State of Delaware. The Trustee is a national banking association organized under the laws of the United States.

                  During the last five years, neither the Trust nor the Trustee has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding before a judicial or administrative body of competent jurisdiction as a result of which proceeding such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration.
              -------------------------------------------------

                   On March 13, 2002, the Issuer and the Trustee, as trustee for the Trust, entered into a trust agreement, pursuant to which the parties established the Trust. Pursuant to a related Common Stock Purchase Agreement, dated March 13, 2002, between the Issuer and the Trustee, as trustee, the Issuer sold eight million shares of Common Stock to the Trust in exchange for a promissory note in the amount of $132,079,929.86 (the "Note") and a cash amount equal to $70.14, the aggregate par value of shares being newly issued and sold to the Trust. The Note bears interest at the rate of 6.50% per annum and is payable in quarterly installments through January 1, 2017. Principal and interest on the Note are expected to be repaid through contributions to the Trust by the Issuer and dividends received on the shares of Common Stock issued to the Trust.

Item 4.       Purpose of Transaction.
              ----------------------

                  The Issuer has advised the Trustee that the Trust was created to fund the Issuer's obligations during the term of the Trust in respect of certain of the Issuer's benefit plans such as its employee stock purchase plan and stock incentive plan. The Trust will release the Common Stock over the life of the Trust, as the Note is paid down through contributions by the Issuer, to satisfy certain benefit requirements of the Issuer's benefit plans. Through the Trust, the Issuer's employees would receive an ownership interest in the Issuer. The Issuer has advised the Trustee that by transferring stock to the Trust, the Issuer is demonstrating its ongoing commitment to its employees and to the benefit plans funded by the Trust. The Issuer has advised the Trustee that compensation expense will be recognized by the Issuer based on the fair value of the shares as they are released from the Trust, and that unallocated shares held by the Trust will effectively not be included in calculating the Issuer's earnings per share. The Issuer also has advised the Trustee that the implementation of the Trust should enhance the Issuer's equity position from a rating agency perspective and thereby create additional financial flexibility in the future.

                  The Trust Agreement contains confidential pass-through voting and tendering provisions that are structured such that participants in the Issuer's broad-based employee stock purchase plan determine the manner in which stock held by the Trustee under the Trust is voted and tendered (except that participants in the Issuer's employee stock purchase plan who are directors of the Issuer will not be included in determining the pass-through voting and tendering decisions). The Trust will terminate in the event of a change in control (as defined in the Trust Agreement), and if at that time the value of the Common Stock in the Trust exceeds the sum of any obligations then pending under the applicable benefit plans and the remaining principal of plus any accrued interest on the Note, the excess will inure to the benefit of a broad group of employees. A "change of control" is generally defined to include (1) an acquisition by any person or group, aside from any acquisition by or directly from the Issuer or by an employee benefit plan or trust of the Issuer, of 75% of the total number of outstanding shares of the Common Stock (on an as converted basis and assuming full exercise of all outstanding rights, options and warrants), except for any transaction following which the existing stockholders own more than 25% of the voting securities of the entity surviving the transaction or in which the sole consideration to stockholders in the transaction is publicly traded common stock; or (2) a dissolution, liquidation, or sale of substantially all the Issuer's assets, or a business combination, except for a business combination following which the existing stockholders of the Issuer own more than 25% of the surviving entity (or the entity controlling such surviving entity) in substantially the same proportion as they owned immediately prior thereto or a business combination in which the sole consideration to stockholders is publicly traded common stock.

                  Except as described above, the Trust has no plans or proposals which relate to or would have the effect of any of the transactions listed in
Item 4 (a) through (j) of Schedule 13D.

Item 5.       Interest in Securities of the Issuer.
              ------------------------------------

                  As of March 20, 2002, the Trust held 8,000,000 shares of Common Stock, which represented approximately 11.77% of the Company's outstanding shares of Common Stock or

9.39% of the voting power with respect to the Common Stock on that date (1) and as to which the Trust may be deemed to have shared voting and dispositive power. The shares will be allocated during the course of the year or in following years as provided in the Trust Agreement. The Issuer has advised the Trustee that the Issuer's contributions to the plans, as defined in the Trust Agreement ("Plans"), will be decreased by the value of the shares allocated to the Plans from the Trust. The filing of this Statement on Schedule 13D by the Trust does not constitute, and should not be construed as, an admission that the Trustee beneficially owns any securities covered by this Statement or is required to file this Statement. In this connection, the Trustee disclaims beneficial ownership of the securities covered by this Statement.

Item 6.       Contracts, Arrangements, Understandings or Relationships with
              -------------------------------------------------------------
              Respect to Securities of the Issuer.
              ------------------------------------


                  The Issuer and the Trustee, as trustee for the Trust, have entered into the Trust Agreement and the Common Stock Purchase Agreement, and the Trustee, as trustee for the Trust, has issued the Note to the Issuer. The Trust Agreement and the Common Stock Purchase Agreement, which includes the form of Note as an Annex, are exhibits to this Schedule 13D and the description set forth above is qualified by incorporation thereof.

Item 7.       Material to be Filed as Exhibits.
              --------------------------------

     1. Stock Employee Compensation Trust Agreement, dated as of March 13, 2002, between Quanta Services, Inc. and Wachovia Bank, N.A., as trustee (previously filed as Exhibit 10.1 to the Current Report on Form 8-K of Quanta Services, Inc. on March 21, 2002 and incorporated by reference herein).

     2. Common Stock Purchase Agreement, dated as of March 13, 2002, between Quanta Services, Inc. and Wachovia Bank, N.A., as trustee (previously filed as Exhibit 10.2 to the Current Report on Form 8-K of Quanta Services, Inc. on March 21, 2002 and incorporated by reference herein).


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(1) Such calculation of voting power takes into account the voting rights of the
3,444,961 shares of outstanding Series A Convertible Preferred Stock of the Issuer, which are entitled to five votes per share and vote together with the Common Stock on all matters presented to holders of Common Stock.

                                    SIGNATURE

                  After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       March 27, 2002                THE QUANTA SERVICES, INC. STOCK EMPLOYEE
                                     COMPENSATION TRUST

                                     BY: WACHOVIA BANK, N.A., AS TRUSTEE

                                           /s/ Alan C. Frazier
                                     -----------------------------------------
                                     By:  Alan C. Frazier
                                     Title: Vice President

                                    EXHIBITS
                                    --------

1. Stock Employee Compensation Trust Agreement, dated as of March 13, 2002, between Quanta Services, Inc. and Wachovia Bank, N.A., as trustee (previously filed as Exhibit 10.1 to the Current Report on Form 8-K of Quanta Services, Inc. on March 21, 2002 and incorporated by reference herein)

2. Common Stock Purchase Agreement, dated as of March 13, 2002, between Quanta Services, Inc. and Wachovia Bank, N.A., as trustee (previously filed as Exhibit 10.2 to the Current Report on Form 8-K of Quanta Services, Inc. on March 21, 2002 and incorporated by reference herein)